November 10, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Pamela Long

Re:	Helpful Alliance Company Registration Statement on Form S-1 Filed June 30, 2015
File No. 333-205358

Dear Ms. Long:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated July 27, 2015 (the “Comment Letter”) relating to the filing made by Helpful Alliance Company (the “Company”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 1 to the Form S-1 (the “Amended S-1”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

General

1.	You appear to be registering the resale of all of your outstanding shares of common stock. In view of the size of this offering, please tell us supplementally why this does not constitute an indirect primary offering by the company. In your response, please discuss how long the selling stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities. Please see Securities Act C&DI 612.09 for more information. Alternatively, please include a fixed price for all of the shares being offered by the selling stockholders for the duration of the offering and identify the selling shareholders as underwriters.

The Amended S-1 includes a fixed price of $2.00 for sales by the selling stockholders and identifies the selling stockholders as underwriters.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company has not presented any such communications to potential investors.

3.	Please revise your prospectus throughout to clearly describe what activities your company has been engaged in to date, what your current activities consist of, what your business plans are, and the associated costs and anticipated sources of funding. Please clearly distinguish between what you actually do and what you intend to do. For example, you state that you have operations in three revenue streams; however, based on disclosure in MD&A and your audited financial statements, your revenues to date appear to have consisted mainly of collecting payments on notes receivable that have been assigned to you by your affiliate Helpful Capital. Much of your Summary and Business sections are presented as though you have already been engaging in business activities, such as originating loans, acquiring projects and earning management fees, but it is unclear what your level of activity actually is. Similarly, you refer repeatedly to engaging in partnerships and joint ventures, but never state the status of these collaborations or the identity of the counterparties, and have not filed any material contracts relating to these collaborations as exhibits. These are only examples.

2

The Company has provided a clearly distinguished disclosure between the Company’s current activities and the activities planned for the future. The Amended S-1 discloses more information about the Company’s activities in Section entitled “Business” beginning on pages 46-51 and throughout the prospectus.

Outside Front Cover Page of the Prospectus

4.	Please revise to clearly state that your Selling Stockholders will sell the securities that you are registering on their behalf at a fixed price before your common stock is traded on the OTC or another stock exchange, and at what fixed price they will sell their stock.

The Company has revised the prospectus to address the staff’s comment above. The outside front cover page of the prospectus clearly states that Selling Stockholders will sell the securities that the Company is registering on their behalf at a fixed price of $2.00 per share before the Company’s common stock is traded on the OTC or another stock exchange, and at what fixed price they will sell their stock.

Growth Strategy and Objectives, page 4

5.	In your description of Business section, please elaborate on the “growing trends” you are focused on and what “technological innovations for the industry” you will be commercializing, as well as what defines the “niche markets” that you are targeting, all as referenced on page 4.

The Company has revised the prospectus to address the staff’s comment above, on pages 4 to 5 of the Amended S-1.

6.	You refer to “activities in home kit … revenue streams.” In your description of Business section, please explain what a “home kit” is, as well as what actions, if any, your company has taken with regard to “home kits.” If these are the “products” that you refer to elsewhere in this prospectus, please describe the anticipated timeframe to releasing these “products” and the associated costs of development and production. If these are not the products that you are referring to, please revise to clearly describe the nature of your anticipated products.

“Home kit” is defined on page 1 of the Amended S-1. The Company has also clarified its intended plans with respect to the home kits on pages 3, 4, and 7 of the Amended S-1 and elsewhere in the Amended S-1.

3

Risk Factors, page 8

Risk Factors Relating to Our Company, page 8

7.	Please include a new risk factor to discuss the risk of potential conflicts of interest raised by the fact that both your executives and your chairman have similar positions with your affiliate. Please also reconcile your statement on page 8 that you have yet to locate a suitable project, with your description of the Ashland project on page 34.

The Amended S-1 on page 9 includes a risk factor addressing the risk of potential conflicts of interest described in the comment. As of September 1, 2015 the Company has withdrawn from the Ashland project, as described on pages 1, 39 and elsewhere in the Amended S-1.

Risk Factors Relating to Our Industry, page 10

Internal controls may be ineffective, page 10

8.	Please clarify your reference to FactSet in the final sentence under this heading.

The Company has removed the reference to FactSet.

Risk Factors Relating to Our Securities, page 12

9.	Please include a risk factor addressing the lack of experience that your executives have in conducting best-efforts securities offerings, as well as serving as the executives of a publicly traded American company. In addition, we note your repeated references to acquiring properties for rezoning. We note that Dr. Temnikov’s real estate experience has primary been in the Russian Federation. If applicable, please also discuss management’s lack of experience successfully rezoning properties.

The Amended S-1 includes a risk factor addressing the comment on page 12.

Selling Stockholders, page 16

10.	In footnote (1), please clarify the number of shares you currently have outstanding. The footnote suggests you currently have only 2,100,000 shares outstanding (16,600,000 less the 14,500,000 offered for sale by the company).

We currently have 2,100,000 shares of common stock outstanding. The Company has clarified the footnotes to the selling stockholder table on page 22.

11.	Please revise to disclose the material relationships that each selling security holder, including your executives and chairman, has had with your affiliates within the past three years. For example, we note that several selling stockholders have the same last name as your Vice President, interim CFO and director Sergey Gurin. Please refer to Item 507 of Regulation S-K.

4

The Company has addressed this comment in the Amended S-1 on page 22.

12.	We note your disclosure that the selling stockholders acquired their shares in transactions exempt from registration under Section 4(a)(2) of the Securities Act. Please briefly describe the transaction or transactions in which they acquired these shares, including the dates and consideration paid.

The Company has addressed this comment in the Amended S-1 on page 22.

Use of Proceeds, page 18

13.	With respect to the aggregate proceeds of the offering, please revise to disclose the anticipated net proceeds from the offering assuming the sale of 25%, 50% and 75% of the shares that you are offering. Please indicate the order of priority for your uses of proceeds if substantially less than the maximum proceeds are obtained. Please refer to Instruction 1 to Item 504 of Regulation S-K.

The Company has addressed this comment in the Amended S-1 on page 25.

14.	Please separately indicate what portion of the proceeds of this offering you intend to use to construct homes; what portion you intend to use to extend commercial loans; and what portion you intend to use to purchase defaulted secured debt, rather than grouping all of these uses as “real estate development.”

The Company has addressed this comment in the Amended S-1 on page 25.

15.	You state here that your engagement with Development Management Holdings LLC will be largely dependent on the amount of funds you can raise. Please describe, here and on page 34 as appropriate, what this engagement will consist of depending on various levels of funding.

The Company has addressed this comment in the Amended S-1 on page 25.

16.	You state that there is “no guarantee[] that Development Management Holdings LLC, or any entity associated with Interforum Holdings, Inc., will enter into an agreement with” you on terms favorable to you or at all. However, the news portion of your website indicates that you have cooperated with Interforum, repeatedly in the past year, and appear to currently be party to multiple agreements with Interforum. If material, please revise, in your Business section and elsewhere as appropriate, to thoroughly discuss the nature of your relationship with Interforum, the importance of this relationship to your business, and the manner in which costs are split between you and Interforum on split projects. If you are reliant on Interforum, please include an appropriate discussion in your risk factors.

The Company has addressed this comment in the Amended S-1 on page 26.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 20

17.	Please revise this entire section to add specificity about your business plan and the obstacles you face in implementation. In doing so, please add reasonable detail where possible about costs, milestones, any additional financing and your plans for obtaining such additional financing. Also, if any of the revised disclosure suggests that revisions to the Prospectus Summary and Risk Factors are necessary, please make the appropriate changes.

5

The Company has addressed this comment in the Amended S-1 on pages 29 and 30 as well as revised Risk Factors.

Basis of Presentation, page 21

Revenue, page 21

18.	Please clarify your reference to deriving revenue from “K-1 equity distribution[s].”

The Company has addressed this comment in the Amended S-1 on page 30.

19.	We note your disclosure stating that a significant majority of your revenue has been derived from your real-estate financing activities. Please tell us how you considered providing the disclosures required by Industry Guide 3.

The Company has addressed this comment in the Amended S-1 on page 30.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 22

Comparison of the Three Months Ended March 31, 2015 to the Three Months Ended March 31, 2014, page 23

20.	Please expand your disclosure to include a more detailed qualitative and quantitative discussion and analysis of material changes in each of your income statement line items from the prior period. This comment also applies to your results of operations disclosure for the fiscal year ended December 31, 2014. You may wish to refer to the guidance in FRC Sections 501.01, 501.04, 501.05, 501.12.b and 501.15.a.4.

The Company has addressed this comment in the Amended S-1 on pages 34 to 35.

21.	Please clarify why acquiring 5% stakes in 228 Racine and 7820 Madison are “homebuilding activit[ies].” Please explain what activities these LLCs are engaged in, and why your company chose to acquire these stakes. If these are the same LLCs that you refer to on page 66, please clarify whether your stake in each is 5% or 30%.

These are multi-family residential construction projects in the Chicago, IL area that we engaged in in partnership with Development Management Holdings LLC. We engaged into these projects in order to gain future revenue and continue to research and fine-tune our business model and processes. The stakes were 30% stake in 228 Racine LLC and 30% stake in 7820 Madison LLC. However, this has changed now at the present day. We no longer have a stake in the 228 Racine LLC, 7820 Madison LLC, or 2709 Ashland LLC as we have withdrawn from all of these projects. The Amended S-1 has been updated to address this.

Liquidity, page 25

22.	Please provide a discussion of your cash flows for the periods you discuss here, and please reconcile your statement that you generated $20.20 in cash from operations in fiscal years 2013 and 2014 with your disclosure on page 74 used cash of $134,967 and $183,096, respectively, in those years.

6

The Company has addressed this comment in the Amended S-1 on pages 36 and 37.

23.	Please revise the disclosure in the second paragraph in this section to disclose how long you can continue operations with the cash you have on hand, not including the proceeds of this or any other offering or borrowings. Please ensure that disclosure throughout this section and under “Capital Resources” is consistent.

The Company has addressed this comment in the Amended S-1 on pages 36 and 37 and believes it to be consistent with the “Capital Resources” section.

24.	Please clarify the terms of your warrant and loan arrangements with AssetsTZ Holdings, and file your warrant agreement and any loan agreement as a material contract. Please also reconcile your disclosure here that the warrant is for the purchase of up to 3,750,000 shares with your statement on page 91 where you state that the warrant is for a total of 2 million shares.

The Company has addressed this comment in the Amended S-1 on page 38.

25.	Please tell us supplementally what activities AssetsTZ Holdings engages in as your “sponsor”. If AssetsTZ Holdings is a “promoter” within the meaning of Rule 405 of Regulation C, include the information in your “Management” section that is required by Item 401(g) of Regulation S-K.

The Company has addressed this comment in the Amended S-1 on page 38.

Capital Resources, page 25

26.	Please reconcile your disclosure here that you will have $26.0 million in net offering proceeds with disclosure in your ‘Use of Proceeds’ section indicating that you will have$28.55 million in net proceeds. Please also explain your reference to broker-dealer commissions in light of your statement on pages 69 and 87 that Mr. Gurin will be engaging in the best efforts, self-underwritten offering on behalf of the company.

The Company has reconciled the disclosure throughout the Amended S-1. After effectuation of this offering by the SEC, Pursuant to Rule 3a4-1 under the Exchange Act, Sergey Gurin, our Vice President and interim Chief Financial Officer may participate in the sale of the common stock without registering as a broker-dealer under certain circumstances as provided in such rule. Mr. Gurin is not subject to a statutory disqualification as such term is defined in Section 3(a)(39) of the Exchange Act. Mr. Gurin serves as an executive officer and primarily performs substantial duties for us or on our behalf other than in connection with transactions in securities and will continue to do so at the end of the Offering. Mr. Gurin is familiar with the selling practices permitted to officers relying on Rule 3a4-1. Mr. Gurin has not been a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months, and has not nor will not participate in the sale of securities for any issuer more than once every 12 months, other than on behalf of us in reliance on Rule 3a4-1. Mr. Gurin will not be compensated in connection with any participation in the Offering by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the Notes. Mr. Gurin has been instructed in the limitations of the selling practices allowed under Rule 3a4-1. In an effort to negotiate the sale of our common stock, Mr. Gurin may retain services of one or more registered broker-dealers. However, at this time neither Mr. Gurin nor we have made any arrangements, nor we approached any broker dealer to assist us or Mr. Gurin in the sale of our common shares.

7

27.	Please disclose your expected capital expenditures for the Ashland project. See Item 303(a)(2)(i) of Regulation S-K.

We have withdrawn from the Ashland project that we engaged in in cooperation with Development Management Holdings LLC, an Interforum Holdings Inc. entity, and therefore there will be no further capital expenditures regarding this project. The Amended S-1 has been updated to address this.

Summary of Critical Accounting Policies, page 26

Notes Receivables, page 27

28.	Please expand your disclosure to describe the business purpose for your note receivables and why they were assigned to you. In addition, remove the repetitive guidance language under this heading.

The Company has addressed this comment in the Amended S-1 on page 41.

Revenue Recognition, page 28

29.	Please expand your disclosure to describe the term “home kit” and what it includes.

The Company has addressed this comment in the Amended S-1 on page 42.

Off-Balance Sheet Arrangements; Commitments and Contractual Obligations; Quarterly Results, page 30

30.	Please reconcile your statement that you did not have any commitments or contractual obligations as of March 31, 2015 with your outstanding debt securities described on page 52 and lease arrangements described on page 40. Please refer to Item 303(d) of Regulation S-K.

The Company has addressed this comment in the Amended S-1 on page 45.

Business, page 30

31.	The nature of your intended business activities is somewhat unclear from the disclosure that you provide. Please clarify the extent to which you intend to engage in the oversight and management of building projects for a management fee versus the acquisition of real estate that you will develop and sell for profit.

The Company has addressed this comment in the Amended S-1 on page 46.

32.	Please revise your disclosure to include a discussion of your purchases of the LLC units of 228 Racine LLC and 7820 Madison LLC that you disclose on pages 23 and 66, as well as any other material purchases of assets not in the ordinary course of business, as called for by Item 101(h)(3) of Regulation S-K. When discussing the LLCs, please indicate when operations are expected to commence.

8

The Company has addressed this comment in the Amended S-1 on page 46.

33.	We note your statement on page 87 that two customers accounted for 10% or more of your revenue in the year ended December 31, 2014. Please discuss any material dependence on major customers. Refer to Item 101(h)(4)(vi) of Regulation S-K.

The Company has addressed this comment in the Amended S-1 on page 47 to clarify that two loans that were assigned from Helpful Capital Group LLC accounted for 10% or more of revenues during the years ended December 31, 2014 and 2013, respectively.

Market and Industry, page 31

34.	The information that you present here is for the nation as a whole. Please revise to explain how investors should use this information, given that you are currently targeting the Chicago market.

The Company has revised the Amended S-1 throughout to clarify that it is targeting any metropolitan areas that meet its project analysis standards, not just the Chicago market.

Management, page 41

35.	Please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each of your directors should serve as such. Please refer to Item 401(e)(1) of Regulation S-K.

The Company has addressed this comment in the Amended S-1 on page 64.

Conflicts of Interest, page 42

36.	Please clarify your references here and below to a “trust account,” as well as your reference on page 49 to funds held in escrow. Your Plan of Distribution section makes clear that the company has no arrangements to place subscription funds in an escrow, trust or similar account.

The Company has revised the Amended S-1 throughout to clarify that it has no arrangements to place subscription funds in an escrow, trust or similar account.

Security Ownership of Certain Beneficial Owners and Management, page 44

37.	Please reconcile disclosures here and in the selling stockholders table to clarify whether all of the beneficial owners listed on page 45 are offering all of their shares for resale in this prospectus. Since you are registering 2.1 million common shares for resale and you have 2.1 million common shares outstanding, according to your audited balance sheet, it follows that all of your stockholders are offering all of their shares for resale. However, Mr. Hailston’s 43,200 shares and Zima LLC’s 875,001 shares (which are not issuable upon conversion of debt as described in footnote (5) to the table and which we therefore assume are already outstanding) are not included in the selling stockholders table.

The Company has determined that the selling stockholders will not be registering all of their shares for resale and revised its disclosures accordingly.

9

Plan of Distribution, page 45

Shares of Common Stock being sold by the Selling Stockholders, page 46

38.	You state in the third from last sentence of the first full paragraph on page 47 that the selling stockholders cannot assure that all or any of the shares offered in this prospectus will be issued to them. As all of the shares being offered by the selling stockholders are already outstanding, it appears that this language, as well as the language on page 47 that the selling stockholders “will acquire” the securities offered in this prospectus, is in error. Please revise.

The Company has revised its disclosure on page 68 to address the comment.

Certain Relationships and Related Party Transactions, page 48

39.	Please note that per Item 404(d)(1) of Regulation S-K, you must disclose all transactions with affiliates in excess of $20,995, which is 1% of your average total assets in the last two fiscal years based on your audited financial statements. Please revise to include discussions of the payments that you have made on behalf of affiliates, as disclosed on pages 68 and 86; the amounts due from affiliates, disclosed on page 84; and the assignments of promissory notes from Helpful Capital Group, disclosed on page 81. Please also note that you must disclose anything of value that you received from or owe to your founders, albeit indirectly through an affiliate. Please refer to Item 404(c)(1) of Regulation S-K.

The Company has revised its disclosure commencing on page 71 to address the comment.

Capitalization – Related Parties, page 48

40.	Please clarify your references here and on page 49 to redeeming common stock from your shareholders.

The Company has revised its disclosures to remove the references to redeeming common stock from its shareholders.

Financial Statements for Fiscal Quarter Ended March 31, 2015

General

41.	Please note the updating requirements in Rule 8-08 of Regulation S-X.

The Company has updated the financial statements in the Amended S-1, in accordance with Rule 8-08 of Regulation S-X.

Statements of Cash Flows, page 59

42.	Please tell us how you determined to present payments of notes receivable as cash flows from financing activities rather than as cash flows from operating or investing activities, given these items appear to pertain to your primary business operations. Refer to the guidance in ASC 230-10-45-10 through 23.

10

The Company has reclassified the repayments of notes receivable to operating expenses in accordance with the guidance in ASC-230-10-45 in the December 31, 2014 & 2013 statements of cash flows.

43.	Please confirm whether you transferred cash to obtain the notes receivable or if the notes were assigned to you in a non-cash transaction.

The notes receivable aggregating $1,400,000 were obtained in a non-cash transaction. These notes receivable were assigned to the Company in settlement of a $1,400,000 liability consisting of two notes payable.

Note 1- Organization and Nature of Operations, page 60

44.	We note your disclosure stating that you are a real-estate developer with activities in three revenue streams: homebuilding, home kits, and financial assistance. However, your disclosure on page 4, and elsewhere in your filing, indicates your three revenue streams are construction, business development, and financing. Please use consistent terminology throughout your filing.

The Company has revised the disclosure throughout the statements to be consistent.

Note 4- Notes Receivable, page 64

45.	We note that two of your note receivables are in default. Please tell us and disclose how you determined their realizability in accordance with ASC 310-10-35. Your disclosure should include, but not necessarily be limited to, details about the borrower’s ability to repay, the history and status of the underlying real estate project, the age and basis of collateral appraisals, and whether independent appraisals were obtained to support the carrying values.

The Company has revised the disclosures in the notes relating to the age and basis of the collateral and the appraisal reports that it obtained to support the carrying value of the notes.

46.	Please disclose the extent to which any of your notes receivables and investments involve individuals who are affiliated with your shareholders.

The Company has included all individuals and affiliated entities in its related party footnote in the financial statements.

Note 7- Investments, page 66

47.	We note your disclosure stating that you have made cash investments aggregating $415,000 in two LLC’s which as of March 31, 2015 had no operations. Please tell us and disclose how you determined their realizability in accordance with ASC 320-10-35-17 through 29, as applicable.

The amounts sent to the two LLC’s were for deposits on real estate transactions, which did not close. The investments were returned to the Company upon the termination of the real estate purchase agreements.

Note 13- Stockholders’ Equity (Deficit), page 68

48.	Please tell us why you have not disclosed the 8,206,250 issued and outstanding shares of Series-X common stock as common stock equivalents on page 63 and included them in your calculation of EPS in accordance with ASC 260-10-45.

11

We have included the share issuance in the September 30, 2015 financial statement and EPS calculation.

Recent Sales of Unregistered Securities, page 91

49.	Please revise to include a discussion of your issuance of unregistered securities in conjunction with your acquisition of HAC Patent, as well as your apparent private placement of 1.6 million shares of Series-X Common Stock with Fay Katz during the first quarter of 2015.

The Company has included the discussion for the HAC Patent and PPM of 1.6 million shares in the financial statements and related footnotes.

Undertakings, page 93

50.	Please include the undertakings found in Item 512(a)(6) of Regulation S-K.

The Company has addressed this comment on page 85 of the Amended S-1.

The Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Andrea Cataneo at (212) 930-9700.

Very truly yours,
Helpful Alliance Company

By:	/s/ Sergey Gurin
Name:	Sergey Gurin
Title:	Vice President and Interim Chief Financial Officer

12